Exhibit 12.1

Statement of Computation of Ratios

Hudson Pacific Properties, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

($ in thousands)

	Historical Consolidated Three Months Ended March 31, 2011	Historical Consolidated Year Ended December 31, 2010	Historical Combined Year Ended
			2009	2008	2007
Fixed charges
Interest	4,642	8,996	9,318	13,083	7,171
Interest within rental expense	32	46	16	16	6

Fixed charges	4,674	9,042	9,334	13,099	7,177
Earnings:
Net income (loss)	93	(2,682)	(644)	(2,622)	(4,014)
Add: Fixed Charges	4,674	9,042	9,334	13,099	7,177
Less: Capitalized interest	—	(165)	(544)	(1,054)	(1,075)
Add: Amortization of capitalized interest	18	73	55	55	—

Earnings	4,785	6,268	8,201	9,478	2,088

Preferred Dividends:
Series A Preferred Dividends	195	389	—	—	—
Series B Preferred Dividends	1,832	427	—	—	—

Preferred Dividends	2,027	816	—	—	—
Ratio of Earnings to Fixed Charges	1.02x	0.69x	0.88x	0.72x	0.29x
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.71x	0.64x	0.88x	0.72x	0.29x